Pricing Supplement No. 1	Filed pursuant to Rule 424(b)(3)
(To prospectus supplement dated February 27, 2007	File No. 333-140928
and prospectus dated February 27, 2007)	February 19, 2008
CUSIP No. 78355H JM 2
RYDER SYSTEM, INC.
Medium-Term Notes
(Registered Notes-Fixed Rate)
Due Nine Months or More
from Date of Issue

Trade Date:	February 19, 2008

Principal Amount:	$250,000,000

Public Offering Price:	99.809%

Issue Date:	February 22, 2008

Maturity Date:	March 1, 2013

Interest Rate:	6.000%

Day Count:	30/360

Net Proceeds to Ryder (before expenses):	$248,272,500

Interest Payment Dates:	Semi-annually on March 1 and September 1 of each year, commencing September 1, 2008, and at Maturity.

Underwriters’ Commission:	0.500%

Record Dates:	February 15 and August 15

Form:	☑ Book Entry ☐ Certificated

Redemption:	☐ The Notes cannot be redeemed prior to maturity
☑ The Notes may be redeemed prior to maturity

Optional Redemption:	☐ No
☑ Yes

Other Terms

The Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes being redeemed, or

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed (not including any portion of such payments of interest accrued as of the date of redemption), from the redemption date to March 1, 2013 discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points, plus, in either case, any interest accrued but not paid to the date of redemption.

“Treasury Rate” means, with respect to any redemption date for the Notes,

(i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H. 15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date for the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month), or

(ii) if the release referred to in (i) (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an “Independent Investment Banker” as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Independent Investment Banker” means, with respect to any redemption date for the Notes, Citigroup Global Markets Inc. and its successors or, if such firm or any successor to such firm, as the case may be, is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with us.

“Comparable Treasury Price” means with respect to any redemption date for the Notes,

(i) the average of four Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or

(ii) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all quotations obtained

“Reference Treasury Dealer” means BNP Paribas Securities Corp., Citigroup Global Markets Inc., Greenwich Capital Markets, Inc., and one other primary U.S. government securities dealer in the United States appointed by the Trustee in consultation with us (each, a “Primary Treasury Dealer”). If any Reference Treasury Dealer ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer for that dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer, at 5:00 p.m. on the third Business Day preceding the redemption date.

Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

Repayment at Option of Holder:	☑ The holder has no option to elect repayment of the Notes prior to maturity.

Terms of Repayment:	☐ The Notes are repayable prior to maturity at the option of holder.

Discount Note:	☐ Yes ☑ No

Total Amount of OID:	—

Yield to Maturity:	—

Initial Accrual Period OM:	—
Joint Book-Running Managers

BNP PARIBAS	Citi	RBS Greenwich Capital
Senior Co-Managers

Banc of America Securities LLC	JPMorgan	Mizuho Securities USA Inc.
Morgan Stanley	RBC Capital Markets	Wachovia Securities
Junior Co-Managers

BNY Capital Markets, Inc.	Dresdner Kleinwort	KBC Financial Products
Lazard Capital Markets	Piper Jaffray	SunTrust Robinson Humphrey

Underwriters Capacity:	☐ As agent	☑ As principal

If as principal:	☐ The Notes are being offered at varying prices relating to prevailing market prices at the Time of sale.

☑ The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

Plan of Distribution:
     Under the terms and subject to the conditions of the Selling Agency Agreement dated February 27, 2007 among Ryder System, Inc. (the “Company”) and Banc of America Securities LLC, BNP Paribas Securities Corp., BNY Capital Markets, Inc., Citigroup Global Markets Inc., Dresdner Kleinwort Securities LLC, Greenwich Capital Markets, Inc., J.P. Morgan Securities Inc., KBC Financial Products USA Inc., Mizuho Securities USA Inc., Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation, SunTrust Capital Markets, Inc., Wachovia Capital Markets, LLC as well as under the terms of the Terms Agreement dated February 19, 2008 among the Company and BNP Paribas Securities Corp., Citigroup Global Markets Inc., Greenwich Capital Markets, Inc., Banc of America Securities LLC, J.P. Morgan Securities Inc., Mizuho Securities USA Inc., Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation, Wachovia Capital Markets, LLC, BNY Capital Markets, Inc., Dresdner Kleinwort Securities LLC, KBC Financial Products USA Inc., Lazard Capital Markets LLC, Piper Jaffray & Co. and SunTrust Capital Markets, Inc. (collectively, the “Underwriters”), the Underwriters have agreed severally to purchase and Ryder has agreed to sell the Notes to the Underwriters in the respective principal amounts set forth below:

Underwriters	Principal Amount
BNP Paribas Securities Corp.	$53,333,334
Citigroup Global Markets Inc.	53,333,333
Greenwich Capital Markets, Inc.	53,333,333
Banc of America Securities LLC	10,000,000
J.P. Morgan Securities Inc.	10,000,000
Mizuho Securities USA Inc.	10,000,000
Morgan Stanley & Co. Incorporated	10,000,000
RBC Capital Markets Corporation	10,000,000
Wachovia Capital Markets, LLC	10,000,000
BNY Capital Markets, Inc.	5,000,000
Dresdner Kleinwort Securities LLC	5,000,000
KBC Financial Products USA Inc.	5,000,000
Lazard Capital Markets LLC	5,000,000
Piper Jaffray & Co.	5,000,000
SunTrust Capital Markets, Inc.	5,000,000

Total	$250,000,000

     The Underwriters are committed to take and pay for all of the Notes if any are taken.
     The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement.
     Each Underwriter and certain of its affiliates may from time to time engage in transactions with, and perform investment banking and commercial lending services for, the Company and certain of its affiliates in the ordinary course of business for which they have received, or may receive, customary fees and expenses.
     Lazard Capital Markets LLC (“Lazard Capital Markets”) has entered into an agreement with Mitsubishi UFJ (“MUS(USA)”) pursuant to which MUS(USA) provides certain advisory and/or other services to Lazard Capital Markets, including in respect of this offering. In return for the provision of such services by MUS(USA) to Lazard Capital Markets, Lazard Capital Markets will pay to MUS(USA) a mutually agreed upon fee.
     U.S. Bancorp Investments, Inc., an NASD member and an affiliate of U.S. Bancorp, is being paid a referral fee by Piper Jaffray & Co. U.S. Bancorp is an affiliate of U.S. Bank National Association.

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